Exhibit 11
American Safety Insurance Holdings, Ltd. and Subsidiaries
Computation of Earnings Per Share
(Dollars in thousands except per-share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
Basic:
Earnings available to common shareholders	$4,052	$6,163	$11,953	$12,670

Weighted average common shares outstanding	10,429,188	10,246,100	10,436,848	10,288,718

Basic earnings per common share	$0.39	$0.60	$1.15	$1.23

Diluted:
Earnings available to common Shareholders	$4,052	$6,163	$11,953	$12,670

Weighted average common shares Outstanding	10,429,188	10,246,100	10,436,848	10,288,718

Weighted average common shares equivalents associated with options and restricted stock	335,354	343,609	339,550	328,238

Total weighted average common shares for diluted purposes	10,764,542	10,589,708	10,776,398	10,616,956

Diluted earnings per common Share	$0.38	$0.58	$1.11	$1.19